FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of November 2002.
Total number of pages: 36.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number	Page Number

1. [Interim Report for the six months ended September 30, 2002]	4

2. [Notice of Stock Repurchase from the Market]	36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 27, 2002	By:	/s/ MASANORI ITATANI Masanori Itatani Director

November 26, 2002

Interim Report for the six months ended September 30, 2002

On November 26, 2002, Nomura Holdings, Inc. filed its Interim Report (“hanki-houkokusho”) for the six months ended September 30, 2002 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan. We are pleased to report the following consolidated financial information prepared in accordance with U.S. GAAP, which is included in the Interim Report.

For further information, please contact:
Koichi Ikegami
General Manager
Investor Relations Department
Nomura Group Headquarters
Nomura Securities Co., Ltd.
9-1 Nihonbashi 1-chome, Chuo-ku
Tokyo 103-8011, Japan
TEL: +813-3211-1811

THE CONSOLIDATED FINANCIAL INFORMATION

1.
Pursuant to the section 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the consolidated financial information for the six months ended September 30, 2002 has been prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2.
The unaudited consolidated financial information for the six months ended September 30, 2001 in accordance with U.S. GAAP, is stated on the last half of the Interim Report solely for the convenience of comparability of the reader.

3.
A semi-annual audit of the consolidated financial information for the six months ended September 30, 2002 has been carried out by Shin Nihon & Co. in accordance with Semi-annual Audit Standards of Japan.

THE CONSOLIDATED FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002

CONSOLIDATED BALANCE SHEET INFORMATION

Millions of yen
September 30, 2002
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥159,694
Time deposits	416,930
Deposits with stock exchanges and other segregated cash	37,717

614,341

Loans and receivables:
Loans receivable from customers	234,006
Loans receivable from other than customers	275,685
Receivables from customers	173,539
Receivables from other than customers	273,977
Receivables under resale agreements and securities borrowed transactions	6,916,802
Securities pledged as collateral	3,667,215
Allowance for doubtful accounts	(18,812)

11,522,412

Trading assets and private equity investments:
Securities inventory	4,794,443
Derivative contracts	417,724
Private equity investments	270,679

5,482,846

Other:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥176,274 million)	181,359
Lease deposits	77,842
Non-trading debt securities	402,479
Investments in equity securities	170,690
Investments in and advances to affiliated companies	263,892
Deferred tax assets	112,682
Other assets	135,073

1,344,017

Total assets	¥18,963,616

CONSOLIDATED BALANCE SHEET INFORMATION

Millions of yen
September 30, 2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥263,265
Payables to other than customers	193,430
Payables under repurchase agreements and securities loaned transactions	9,728,958
Short-term borrowings	1,813,442
Time and other deposits received	196,611

12,195,706

Trading liabilities:
Securities sold but not yet purchased	2,538,738
Derivative contracts	360,001

2,898,739

Other liabilities:
Accrued income taxes	19,024
Accrued pension and severance costs	57,083
Other	236,213

312,320

Long-term borrowings	1,824,230

Total liabilities	17,230,995

Commitments and contingencies (See note 8.)

Shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares
Issued—1,965,919,860 shares	182,800
Additional paid-in capital	151,066
Retained earnings	1,447,291
Accumulated other comprehensive income
Minimum pension liability adjustment	(23,900)
Cumulative translation adjustments	(23,766)

(47,666)

1,733,491
Less—Common stock held in treasury, at cost—510,599 shares	(870)

Total shareholders’ equity	1,732,621

Total liabilities and shareholders’ equity	¥18,963,616

CONSOLIDATED INCOME STATEMENT INFORMATION

Millions of yen
For the six months ended September 30, 2002
Revenue:
Commissions	¥80,776
Fees from investment banking	33,913
Asset management and portfolio service fees	46,095
Net gain on trading	66,149
Interest and dividends	206,913
Loss on investments in equity securities	(10,419)
Loss on private equity investments	(2,892)
Other	9,718

Total revenue	430,253
Interest expense	146,838

Net revenue	283,415

Non-interest expenses:
Compensation and benefits	121,283
Commissions and floor brokerage	10,030
Information processing and communications	37,409
Occupancy and related depreciation	29,100
Business development expenses	13,677
Other	31,279

242,778

Income before income taxes	40,637

Income tax expense:
Current	13,844
Deferred	5,522

19,366

Income before cumulative effect of accounting change	21,271
Cumulative effect of accounting change	109,799

Net income	¥131,070

Per share of common stock:
Yen
Basic—
Income before cumulative effect of accounting change	¥10.82
Cumulative effect of accounting change	55.86

Net income	¥66.68

Diluted—
Income before cumulative effect of accounting change	¥10.82
Cumulative effect of accounting change	55.86

Net income	¥66.68

CONSOLIDATED INFORMATION OF
STATEMENT OF SHAREHOLDERS’ EQUITY

Millions of yen
For the six months ended September 30, 2002
Common Stock
Balance at beginning of year	¥182,800

Balance at end of period	¥182,800

Additional paid-in capital
Balance at beginning of year	¥150,979
Issuance stock options	87

Balance at end of period	¥151,066

Retained earnings
Balance at beginning of year	¥1,316,221
Net income	131,070

Balance at end of period	¥1,447,291

Accumulated other comprehensive income Minimum pension liability adjustment
Balance at beginning of years	(¥24,972)
Net change during the period	1,072

Balance at end of period	(¥23,900)

Cumulative translation adjustments
Balance at beginning of year	(¥19,685)
Net change during the period	(4,081)

Balance at end of period	(¥23,766)

Common stock held in treasury
Balance at beginning of year	(¥414)
Net change in treasury stock	(456)

Balance at end of period	(¥870)

Number of shares issued
Balance at beginning of year	1,965,919,860

Balance at end of period	1,965,919,860

CONSOLIDATED INFORMATION OF
STATEMENT OF COMPREHENSIVE INCOME

Millions of yen
For the six months ended September 30, 2002
Net income	¥131,070
Other comprehensive (loss) income
Change in cumulative translation adjustments	(4,081)
Minimum pension liability adjustment:
Minimum pension liability gain arising during the period	1,848
Deferred income taxes	(776)

Total	1,072

Total other comprehensive loss	(3,009)

Comprehensive income	¥128,061

CONSOLIDATED INFORMATION OF CASH FLOWS

Millions of yen
For the six months ended September 30, 2002
Cash flows from operating activities:
Net income	¥131,070
Adjustments to reconcile net income to net cash used in operating activities:
Cumulative effect of accounting change	(109,799)
Depreciation and amortization	14,920
Loss on investments in equity securities	10,419
Loss on private equity investments	2,892
Deferred income tax expense	5,522
Changes in operating assets and liabilities:
Time deposits	(35,009)
Deposits with stock exchanges and other segregated cash	(1,880)
Trading assets and private equity investments	(694,603)
Trading liabilities	235,433
Receivables under resale agreements and securities borrowed transactions	(537,419)
Payables under repurchase agreements and securities loaned transactions	1,872,243
Loans and other receivables, net of allowance	(638,909)
Time and other deposits received and other payables	(591,554)
Accrued income taxes	(18,923)
Other, net	(40,758)

Net cash used in operating activities	(396,355)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(20,756)
Proceeds from sales of office buildings, land, equipment and facilities	285
Payments for purchases of investments in equity securities	(1,134)
Proceeds from sales of investments in equity securities	20,079
Decrease in non-trading debt securities, net	23,033
Increase in other investments and other assets	(4,986)

Net cash provided by investing activities	16,521

Cash flows from financing activities:
Increase in long-term borrowings	375,638
Decrease in long-term borrowings	(109,488)
Increase in short-term borrowings, net	(43,815)
Payments of cash dividends	(29,485)

Net cash provided by financing activities	192,850

Effect of exchange rate changes on cash and cash equivalents	(9,957)

Net decrease in cash and cash equivalents	(196,941)
Cash and cash equivalents at beginning of the year	356,635

Cash and cash equivalents at end of period	¥159,694

Supplemental information on cash flows:
Cash paid during the year for—
Interest	133,511

Income tax payments, net	32,767

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1.    Basis of accounting procedures:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with Securities Exchange Act of 1934.

Pursuant to the section 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the consolidated financial information for the six months ended September 30, 2002 has been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP which Nomura adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP.

Unrealized gains and losses on investments in equity securities

Under U.S. GAAP for broker-dealers, unrealized gains and losses on investments in equity securities are recognized in the income statements. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, under Japanese GAAP, there exist the differences, which have a negative impact of ¥21,675 million on income before income taxes.

Unrealized gains and losses on non-trading debt securities

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are recognized in the income statements. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity.

Retirement and severance benefit

Under U.S. GAAP, gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at beginning of year exceeds the “Corridor” which is defined as a 10% of larger of projected benefit obligation or fair value of plan assets, while such gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. Under U.S. GAAP, additional minimum pension liabilities are provided when the accumulated benefit obligation exceeds the fair value of plan assets, while such treatment is not provided under Japanese GAAP.

Amortization of goodwill and equity method goodwill

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years. Therefore, under Japanese GAAP, there exist the differences, which have a negative impact of ¥11,274 million on income before income taxes. Under U.S. GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method.

Appropriations of retained earnings

Under U.S. GAAP, appropriations of retained earnings are reflected and recorded in the consolidated financial statements for the period to which they relate. Also, under U.S. GAAP, bonuses to directors are charged to income. Under Japanese GAAP, a company may select accounting method for appropriations of retained earnings to reflect and record appropriations in the consolidated financial statements for the period to which they relate or in a subsequent period when shareholders’ approval for the appropriations have been obtained.

Changes in the fair value of derivative contracts

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the income statement or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purpose are valued at fair value and changes in the fair value of derivative contracts are deferred on the balance sheet.

Leveraged leases

Under U.S. GAAP, fixed income and expenses are recognized for each year over the period of the leveraged leases. Under Japanese GAAP, depreciation expenses arising from leased assets are recognized on a declining balance method and income and expenses are not averaged during the period of leveraged leases.

2.    Summary of accounting policies:

Description of business—

Nomura Holding, Inc. and its broker-dealers, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. Such services include equity and fixed income brokerage, trading, underwriting, distribution and clearance; trading of foreign exchange and futures contracts and other derivatives in a broad range of asset categories, rates and indices; investment banking, real estate, project finance, private equity finance and other corporate finance advisory activities; international merchant banking and other principal investment activities; and asset management, private banking, trust and custody services. The Company began its operations in Japan in 1925.

Basis of presentation—

The consolidated financial information includes the accounts of the Company and its majority-owned subsidiaries (collectively, the Company and its majority-owned subsidiaries are referred to as “Nomura”). The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Holding America Inc. and Nomura International plc. All material intercompany transactions and accounts have been eliminated on consolidation. Investments in 20 to 50 percent owned companies, which are not consolidated, are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies.

Use of Estimates—

In presenting the consolidated financial information, management makes estimates regarding certain financial instrument valuations, the outcome of litigation, the recovery of the carrying value of goodwill, valuation allowances for loan losses and deferred tax assets, and other matters that affect the reported amounts of assets and liabilities as well as disclosures in the financial information. Estimates by their nature are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial information, and it is possible that such adjustments could occur in the near term.

Fair Value of Financial Instruments—

Financial instruments including derivatives, used in Nomura’s trading activities are recorded at fair value with unrealized gains and losses reflected in Net gain on trading. Fair values are based on listed market prices, where possible. If listed market prices are not available or if the liquidation of the Nomura’s positions would reasonably be expected to impact market prices, fair value is determined based on valuation pricing models which take into consideration time value and volatility factors.

Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses, and the use of different valuation models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact Nomura’s estimates of fair value in the future, potentially affecting Net gain on trading. To the extent financial contracts have extended maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Private Equity Investments—

Nomura has been actively involved in the private equity business. As a result of a review to determine the optimum structure to run this business going forward in Europe, on March 27, 2002, Nomura restructured its Principal Finance Group (“PFG”) based on the United Kingdom and, as a result, contributed its investments in certain of its remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I”), a recently formed limited partnership which is engaged in the private equity business. As a result of Nomura’s contribution of its investments in the PFG entities to TFCP I in exchange for a limited partnership interest, Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed control of the investments. Accordingly Nomura ceased consolidating the investments on such date. Terra Firma Capital Partners Limited (“TFCPL”) has been established by former Nomura employees to advise Terra Firma in relation to the management of TFCP I as well as the raising and investing of additional capital. With effect from March 27, 2002, Nomura accounts for its limited partnership interest in TFCP I at fair value in accordance with accounting practice for broker-dealers.

As stated above the limited partnership interest in TFCP I is carried at fair value. Corresponding changes in the fair value of the limited partnership interest in TFCP I are included in Gain or loss on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations and requires management to make judgments based on complex factors.

As the underlying investments are in non-publicly listed companies, there are no external quoted prices available. In place of this, Nomura’s Risk Management unit meets with Terra Firma, TFCPL and the management teams of the underlying investments to discuss among other things, Terra Firma’s valuation of the investments, current business performance, actual versus budgeted results, revised full year projections and the status of major initiatives to boost sales, or reduce operating costs. Terra Firma also provides regular performance reports for each investment. The information obtained from these meetings and reports, together with comparisons made to similar quoted businesses and, in the case of any property based investments, input from external advisors allows Nomura to produce its own estimates of the fair value for each underlying investment.

In estimating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length.

Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment. These projections will reflect the business drivers specific to each investment.

Examples of the factors affecting the business valuations are set out in the table below:

Sector	Valuation Factors
Hotels	Room rate achieved and occupancy, which in turn are driven
by business and leisure travel.
Revenue from conference facilities and food and beverage
sales.
Staff and other costs and central overheads.
Real Estate	Sales values, leaseback and open market rental values
achieved, driven by underlying demand for housing in both
the homeowner and rental markets.
Property holding and refurbishment and head office costs.
Availability and cost of finance.
Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement (taking into account arrears), rental
acquisition costs, rental maintenance costs, as well as
overheads and head office costs.
Retail	Market share, changes in market size, underlying trends in
consumer behavior.
Gross margin and operating costs, including outlet overheads and head office costs.
Services	Contract terms negotiated at beginning of contract.
Initial contract set up costs and capital expenditure.
Ongoing servicing costs, including staff costs and central
overheads.
Additional contracts and additional non-contracted works.
Availability and cost of finance.

Where possible these valuations are compared with price/earnings data for comparable quoted companies or recent market price data for comparable transactions. Any significant differences are analysed and consideration given to whether this analysis indicates an adjustment to the Discounted Cash Flow valuation is required. While it is likely that certain potential purchasers may have special interests in the relevant investments that would allow them to justify a premium price, such as synergy or strategic benefits, no such premium has been included within the valuation models. Conversely, no discounts have been taken for the fact that there may only be a limited number of potential purchasers of the investments. These valuations are then stress tested to assess the impact of particular risk factors. Examples of such stress tests include:

•
Stressing exit assumptions, either by altering the timing or the exit multiple used. In particular, using exit multiples in line with 5-year lows of trading multiples for similar companies are considered

•	Stressing growth assumptions, to assume lower growth. Where possible, the impact of a mild recession is considered

•	Removing or curtailing any assumptions about increases in operating margins.

An assessment of the results of the fair value exercise and the stress tests allows the final estimated valuation to be established. The fair value of Nomura’s investment in TFCP I is then the sum of the fair values of the individual investments less any performance bonuses that may be payable, either to the management team of a particular business or under the TFCPL documentation.

For recently acquired investments (i.e., those acquired within 12 months), fair value is equal to acquisition cost unless there has been a material change to the operating performance of the specific investment or a significant event has occurred in the marketplace.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Transfers of Financial Assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, occurring after March 31, 2001, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or either receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets. In connection with these securitization activities, Nomura utilizes special purposes entities principally for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets.

Nomura has historically used special purpose entity or, SPE vehicles as a conduit and has not retained a financial interest in the asset securitizations. In conduit transactions, Nomura serves as the administrator and provides contingency liquidity support for the commercial paper. Conduits provide clients with a way to access liquidity in the commercial paper markets by allowing clients to sell assets to the conduit, which in return issues commercial paper to fund the purchases. The commercial paper issued by the conduits is supported with sufficient collateral, other credit enhancement, and liquidity support to receive at least an A-1 or P-1 rating. Nomura may retain an interest in the financial assets securities (“Retained Interests”) in the future, which may include assets in the form of residual interests in the special purpose entities established to facilitate the securitization. Any Retained Interests would be included in Securities inventory within the Nomura’s balance sheet. Nomura records its Securities inventory, including Retained Interests, at fair value with any changes in fair value included in revenues.

Translation of accounts denominated in foreign currencies and of foreign currency financial statements—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. Generally, all assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the respective period ends; all revenue and expenses are translated at the average exchange rates for the respective periods and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in other comprehensive income.

Foreign currency assets and liabilities are translated at exchange rates in effect at the respective period ends and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

Securities inventory, non-trading debt securities and securities sold but not yet purchased—

Trading assets owned and trading liabilities sold but not yet purchased, including contractual commitments arising pursuant to derivatives transactions, are recorded on the consolidated balance sheet on a trade date basis at market or fair value with the related gains and losses recorded in Net gain on trading in the consolidated statement of income. Fair value is generally based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement in current market conditions. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flows and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Securities inventory and Securities sold but not yet purchased include options on securities purchased and written, respectively.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated statement of income.

Securities financing transactions—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. The subsidiaries take possession of securities purchased under Repo agreements, value the securities on a daily basis and obtain additional collateral if the value of the securities is not sufficient to protect them in the event of default by the customer. Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the consolidated balance sheet net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements”.

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the consolidated balance sheet as the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities are classified as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—
Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

These derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheet on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts”.

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Allowance for loan losses—

Loans receivable consist primarily of loans receivable from customers and from other than customers. Loans receivable from customers consist of commercial loans and margin transaction loans. Loans receivable from other than customers mainly represent loans receivable from institutional counter parties in the money markets used for short-term financing.

Allowances for loan losses on loans for margin transactions and loans receivable from other than customers are provided for based primarily on historical loss experience.

Allowances for loan losses on commercial loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and, facilities which consist mainly of installations and software are stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the declining-balance method and at rates based on estimated useful lives of the each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	3 to 6 years
Software	5 years

Depreciation and amortization for the six months ended September 30, 2002 were included in Information processing and communication in the amount of ¥12,095 million, and were included in Occupancy and related depreciation in the amount of ¥2,825 million.

Investments in equity securities—

Nomura’s Investments in equity securities include marketable and non-marketable equity securities which have been acquired for Nomura’s operating purposes. Nomura makes such operating investments and holds them for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan, which through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. In accordance with accounting principles generally accepted in the United States of America for broker-dealers, investments in equity securities are recorded at market or fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities as of September 30, 2002 are comprised of listed equity securities and unlisted equity securities of ¥131,180 million and ¥39,510 million, respectively.

Long-lived assets—

As required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized based on the market or fair value.

These charges were incurred as a result of Nomura’s updated analysis to determine if there were any impairment of long-lived assets and certain assets, which identified a significant decrease in the market or fair value of the assets. The revised carrying values of these assets were based on the market or fair value of the assets.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it is believed more likely than not that a benefit will be realized. A valuation allowance is provided, as deemed appropriate, for tax benefits available to Nomura but when it is more likely than not that a tax benefit will not be realized.

Nomura has adopted consolidated return system for the payment of Japanese corporate tax effective from the six months ended September 30, 2002.

Change in Method of Accounting for Stock Options—

Effective April 1, 2002 Nomura changed its method of accounting for stock-based compensation plans. Nomura has adopted the fair-value-based method of accounting for company stock options as outlined in SFAS No. 123, “Accounting for Stock-Based Compensation”. Stock options awarded prior to April 1, 2002 will continue to be accounted for under the intrinsic value method of accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. The effect of this change in accounting was to increase compensation and benefits expense and decrease income before income taxes by ¥87 million for the six months ended September 30, 2002.

Net income per share—

The computation of basic net income per share is based on the average number of shares outstanding during the period. Diluted net income per share reflects the potential dilutive effect of convertible bonds, warrants, and stock options.

Cash and cash equivalents—

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks.

Goodwill and negative goodwill—

Nomura has adopted SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets” regarding goodwill and negative goodwill. The impairment test shall be performed without amortizing regarding goodwill. Negative goodwill, which is recognized as the excess of acquired net assets at their market or fair value over the acquisition cost, must be written off immediately. In accordance with SFAS No. 141, Nomura has recognized ¥109,799 million in writing off negative goodwill arising from a previous business combination as cumulative accounting change for the six months ended September 30, 2002.

New accounting pronouncements—

In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”. This standard is applicable to the financial statements issued for the fiscal years starting after June 16, 2002. This standard requires companies to recognize and report a liability for an asset retirement obligation of a tangible long-lived asset and the associated asset retirement cost. Nomura has to adopt this standard on April 1, 2003.

In May 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.”

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. This standard requires companies to recognize costs associated with the exit or disposal of activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 will replace the existing guidance provided in Emerging Issues Task Force Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No.146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In October 2002, the FASB issued SFAS No. 147 “Acquisition of Certain Financial Institutions”. This standard requires the acquisitions of financial institutions to be accounted for under SFAS No. 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets” and removes the acquisition of financial institutions from the scope of SFAS No. 72 “ Accounting for Certain Acquisitions of Banking or Thrift Institutions” and FASB Interpretation No. 9 “Applying APB Opinion No.16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method”.

Nomura does not believe that the adoption of these four new standards will have a material effect on the Nomura’s consolidated financial information.

3.    Securities inventory and securities sold but not yet purchased:

Securities inventory and Securities sold but not yet purchased at September 30, 2002 consist of trading securities at market or fair value classified as follows:

	Millions of yen
	September 30, 2002
	Securities inventory	Securities sold but not yet purchased
Stocks	160,409	709,121
Government and government agency bonds	1,738,121	1,539,073
Bank and corporation bonds	1,253,634	240,878
Commercial paper and certificates of deposit	75,956	—
Options and warrants	68,872	48,396
Mortgage and mortgage-backed securities	771,295	1,270
Beneficiary certificates and other	726,156	—

	4,794,443	2,538,738

4.    Derivatives utilized for trading purposes:

The table below discloses breakdown of the fair values at September 30, 2002 of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtains to reduce credit risk exposure.

Millions of yen
September 30, 2002
Assets:
Foreign exchange forwards	20,771
FRA(1) and other OTC(2) forwards	953
Swap agreements	261,026
Options other than securities options—purchased	134,974

Sub-total	417,724
Securities options—purchased	64,414

Total	482,138

Liabilities:
Foreign exchange forwards	18,908
FRA(1) and other OTC(2) forwards	1,392
Swap agreements	235,447
Options other than securities options-written	104,254

Sub-total	360,001
Securities options-written	44,582

Total	404,583

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.

5.    The balance of receivables and payables under securities financing transactions:

Nomura enters into secured borrowing and lending transactions mainly to meet customers’ needs and finance trading inventory positions. The balance of receivables and payables under resale and repurchase agreements and securities borrowed and loaned transactions at September 30, 2002 are as follows:

Millions of yen
September 30, 2002
Receivables under:
Resale agreements	3,368,744
Securities borrowed transactions	3,548,058

Total	6,916,802

Payables under:
Repurchase agreements	5,985,258
Securities loaned transactions	3,743,700

Total	9,728,958

6.    Assets pledged:

In many cases, Nomura is permitted to sell or repledge the securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. The related balances at September 30, 2002 are as follows:

Billions of yen
September 30, 2002
The fair value of securities received as collateral where Nomura is permitted to sell or repledge the securities	11,251
The portion of the above that has been sold (included in Securities sold but not yet purchased on the consolidated balance sheet) or repledged	9,765

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are classified as Securities pledged as collateral on the consolidated balance sheet respectively.

The securities owned by Nomura which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them as at September 30, 2002 are summarized in the table below:

Millions of yen
September 30, 2002
Trading assets:
Stocks	430
Government and government agency bonds	370,152
Bank and corporation bonds	452,111
Warrants	8,645
Mortgage and mortgage-backed securities	701,584

1,532,922

Investments:
Non-trading debt securities	111,218

111,218

In the normal course of business, certain of Nomura’s assets are pledged to collateralize borrowing transactions, securities financing transactions, derivative transactions and other purposes. At September 30, 2002 the carrying value of assets pledged other than presented in the table above are as follows:

Millions of yen
September 30, 2002
Trading securities	994,779
Non-trading debt securities	1,030
Land and buildings	8,628

1,004,437

Assets in the above table were mainly pledged to financial institutions for loans payable and derivative transactions.

In addition, Nomura repledged ¥133,774 million of securities borrowed at September 30, 2002 as collateral for bank loans and other loans.

7.    Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

(Yen amounts in millions except per share data presented in yen)
For the six months Ended September 30, 2002
Basic—
Income before cumulative effect of accounting change applicable to common stock	21,271
Cumulative effect of accounting change applicable to common stock	109,799

Net income applicable to common stock	131,070

Weighted average number of shares outstanding (in thousand)	1,965,537

Basic EPS:
Income before cumulative effect of accounting change	10.82
Cumulative effect of accounting change	55.86

Net income	66.68

Diluted—
Income before cumulative effect of accounting change applicable to common stock	21,271
Cumulative effect of accounting change applicable to common stock	109,799

Net income applicable to common stock	131,070

Weighted average number of shares outstanding used in diluted EPS computations (in thousand)	1,965,537

Diluted EPS:
Income before cumulative effect of accounting change	10.82
Cumulative effect of accounting change	55.86

Net income	66.68

Upon the conversion of convertible bonds, 6,647 thousand shares of potential common stock were not included in the computation of diluted EPS due to their antidilutive effect for the six months ended September 30, 2002. Warrants to purchase 1,095 thousand shares of common stock and stock options to purchase 2,227 thousand shares of common stock were not included in the computation of diluted EPS because the warrants’ and stock options’ exercise prices were greater than the average market price of common shares during the six months ended September 30, 2002.

8.    Commitments and contingencies:

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, contractual commitments to extend credit, standby letters of credit, underwriting commitments and issuance of financial guarantees, which generally have a fixed expiration date.

Contractual amounts of these commitments at September 30, 2002 were as follows:

Millions of yen
September 30, 2002
Commitments to extend credit and note issuance facility	135,172
Standby letters of credit and financial guarantees	44,618

9.	Segment Information:

Operating segment—

Nomura operates securities businesses, which consist of Domestic Retail and Global Wholesale, and Asset Management businesses as its core businesses. Nomura structures its business segments based upon the nature of products and services as well as main customers base and also the management structure. Nomura reports its operating results in three business segments: Domestic Retail, Global wholesale and Asset Management.

The accounting policies for segment information materially follow U.S.GAAP, except as described below:

•
The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under U.S.GAAP is included in net income, is excluded from segment information.

•
Management views that investments in private-equity-entities are held for ultimate sale and the realization of a capital gain. Investments in private-equity-entities are treated as only private equity positions for management reporting purposes. They are not viewed as operating subsidiaries. Any changes in management’s estimate of fair value of these investments are shown in the non-interest revenue line under Global Wholesale.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by the management to assess each segment’s performance.

Business segments’ results for the six months ended September 30, 2002 are shown in the following table. Business segments’ information on total assets is not disclosed, because management does not utilize information on total assets for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total

Six months ended September 30, 2002
Non-interest revenue	¥122,573	¥97,645	¥20,138	¥2,956	¥243,312
Net interest revenue	1,204	47,510	(32)	11,393	60,075

Net revenue	123,777	145,155	20,106	14,349	303,387
Non-interest expenses	108,429	99,707	17,677	15,936	241,749

Income (loss) before income taxes	¥15,348	¥45,448	¥2,429	(¥1,587)	¥61,638

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/ (loss) before income taxes in “Other”.

Millions of yen
For the six months ended September 30, 2002
Loss on not designated hedging instruments	(¥1,753)
Gain on investment securities	10,892
Equity in earnings of affiliates	353
Corporate items	(678)
Others	(10,401)

Total	(¥1,587)

The table below presents a reconciliation of the combined segment information included in the table above to reported net revenue and income before income taxes in the consolidated income statement information.

Millions of yen
For the six months ended September 30, 2002
Net revenue	¥303,387
Unrealized loss on investments in equity securities held for relationship purpose	(21,675)
Effect of consolidation of the private equity investee companies	1,703

Consolidated net revenue	¥283,415

Income before income taxes	¥61,638
Unrealized loss on investments in equity securities held for relationship purpose	(21,675)
Effect of consolidation of the private equity investee companies	674

Consolidated income before income taxes	¥40,637

Geographic Information

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively.

Millions of yen
For the six months ended September 30, 2002
Net revenue:
Americas	25,338
Europe	14,229
Asia and Oceania	5,824

Sub-total	45,391
Japan	238,024

Consolidated	283,415

Millions of yen
For the six months ended September 30, 2002
Income (loss) before income taxes:
Americas	4,362
Europe	(20,582)
Asia and Oceania	(3,384)

Sub-total	(19,604)
Japan	60,241

Consolidated	40,637

Millions of yen
September 30, 2002
Long-lived assets:
Americas	9,758
Europe	38,800
Asia and Oceania	1,275

Sub-total	49,833
Japan	138,433

Consolidated	188,266

There is no revenue derived from transactions with a single major external customer.

THE CONSOLIDATED FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2001

CONSOLIDATED BALANCE SHEET INFORMATION
(UNAUDITED)

Millions of yen
September 30, 2001
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥418,236
Time deposits	169,051
Deposits with stock exchanges and other segregated cash	112,694

699,981

Loans and receivables:
Loans receivable from customers	270,020
Loans receivable from other than customers	272,860
Receivables from customers	117,062
Receivables from other than customers	591,181
Receivables under resale agreements and securities borrowed transactions	4,540,122
Securities pledged as collateral	3,575,948
Allowance for doubtful accounts	(14,299)

9,352,894

Trading assets:
Securities inventory	3,980,006
Derivative contracts	286,135

4,266,141

Other:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥208,026 million)	161,064
PFG entities land, buildings, equipment and furniture and fixtures (net of accumulated depreciation and amortization of ¥88,360 million)	810,385
Lease deposits	83,224
Non-trading debt securities	320,846
Investments in equity securities	223,195
Investments in and advances to affiliated companies	258,355
Deferred tax assets	83,827
Other assets	423,562

2,364,458

Total assets	¥16,683,474

CONSOLIDATED BALANCE SHEET INFORMATION
(UNAUDITED)

Millions of yen
September 30, 2001
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥256,995
Payables to other than customers	510,486
Payables under repurchase agreements and securities loaned transactions	7,589,669
Short-term borrowings	1,550,331
Time and other deposits received	292,233

10,199,714

Trading liabilities:
Securities sold but not yet purchased	1,829,613
Derivative contracts	380,048

2,209,661

Other liabilities:
Accrued income taxes	28,731
Accrued pension and severance costs	43,623
Other	439,977

512,331

Long-term borrowings	1,478,472

Non-recourse PFG entities loans and bonds	923,131

Total liabilities	15,323,309

Commitments and contingencies

Shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares
Issued—1,962,980,444 shares	182,800

Additional paid-in capital	146,136

Retained earnings	1,099,808

Accumulated other comprehensive income:
Minimum pension liability adjustment	(18,426)
Cumulative translation adjustments	(50,138)

(68,564)

1,360,180
Less-Common stock held in treasury, at cost—7,525 shares	(15)

Total shareholders’ equity	1,360,165

Total liabilities and shareholders’ equity	¥16,683,474

CONSOLIDATED INCOME STATEMENT INFORMATION
(UNAUDITED)

Millions of yen
For the six months ended September 30, 2001
Revenue:
Commissions	¥70,568
Fees from investment banking	37,029
Asset management and portfolio service fees	57,404
Net gain on trading	82,904
Interest and dividends	312,345
Loss on investments in equity securities	(43,158)
PFG entities product sales	154,093
PFG entities rental income	64,853
Other	38,347

Total revenue	774,385
Interest expense	313,545

Net revenue	460,840

Non-interest expenses:
Compensation and benefits	176,935
Commissions and floor brokerage	10,161
Information processing and communications	40,326
Occupancy and related depreciation	36,530
Business development expenses	13,950
PFG entities cost of goods sold	107,035
PFG entities expenses associated with rental income	33,284
Other	164,687

582,908

Loss before income taxes	(122,068)

Income tax expense(benefit):
Current	25,392
Deferred	(69,609)

(44,217)

Net loss	(¥77,851)

Yen
Per share of common stock:
Net loss—Basic	(¥39.66)

—Diluted	(¥39.66)

INFORMATION OF
CONSOLIDATED STATEMENT OF SHAREHOLDERS’EQUITY
(UNAUDITED)

Millions of yen
For the six months ended September 30, 2001
Common Stock
Balance at beginning of year	¥182,797
Exercise of warrants	3

Balance at end of period	¥182,800

Additional paid-in capital
Balance at beginning of year	¥146,133
Exercise of warrants	3

Balance at end of period	¥146,136

Retained earnings
Balance at beginning of year	¥1,177,660
Net loss	(77,851)

Balance at end of period	¥1,099,808

Accumulated other comprehensive income Minimum pension liability adjustment
Balance at beginning of year	(¥19,083)
Net change during the period	657

Balance at end of period	(¥18,426)

Cumulative translation adjustments
Balance at beginning of year	(¥51,021)
Net change during the period	883

Balance at end of period	(¥50,138)

Common stock held in treasury
Balance at beginning of year	(¥58)
Sale of common stock	387
Net change in treasury stock during the period	(344)

Balance at end of period	(¥15)

Number of shares issued
Balance at beginning of year	1,962,977,841
Exercise of warrants	2,603

Balance at end of period	1,962,980,444

CONSOLIDATED INFORMATION OF
STATEMENT OF COMPREHENSIVE INCOME
(UNAUDITED)

Millions of yen
For the six months ended September 30, 2001
Net loss	(¥77,851)
Other comprehensive (loss) income
Change in cumulative translation adjustments	883
Minimum pension liability adjustment:
Minimum pension liability gain arising during the period	1,133
Deferred income taxes	(476)

Total	657

Total other comprehensive income	1,540

Comprehensive loss	(¥76,311)

Operating Segment information

Operating segments’ results for the six months ended September 30, 2001 are shown in the following table.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total

Six months ended September 30, 2001
Non-interest revenue	¥111,760	¥128,329	¥23,180	¥7,145	¥270,414
Net interest revenue	1,543	15,550	603	12,343	30,039

Net revenue	113,303	143,879	23,783	19,488	300,453
Non-interest expenses	107,211	96,978	16,715	140,265	361,169

Income (loss) before income taxes	¥6,092	¥46,901	¥7,068	(¥120,777)	(¥60,716)

The following table presents the major components of income/ (loss) before income taxes in “Other”.

Millions of yen
For the six months ended September 30, 2001

Gain on not designated hedging instruments	¥3,671
Loss on investment securities	(1,949)
Equity in losses of affiliates	(8,608)
Corporate items	(17,818)
Amortization of goodwill and negative goodwill	6,487
Impairment loss on investment in an affiliated company	(92,441)
Multi-employer pension plan	(18,720)
Others	8,601

Total	(¥120,777)

The table below presents a reconciliation of the combined segment information included in the table above to reported net revenue and loss before income taxes in the consolidated income statement information.

Millions of yen
For the six months ended September 30, 2001
Net revenue	¥300,453
Unrealized loss on investments in equity securities held for relationship purpose	(44,968)
Effect of consolidation of the PFG entities	205,355

Consolidated net revenue	¥460,840

Loss before income taxes	(¥60,716)
Unrealized loss on investments in equity securities held for relationship purpose	(44,968)
Effect of consolidation of the PFG entities	(16,384)

Consolidated loss before income taxes	(¥122,068)

November 26, 2002

Notice of Stock Repurchase from the Market

Tokyo – Today, Nomura Holdings, Inc. (NHI) announced that, pursuant to the provisions of Article 210 of the Commercial Code, NHI has repurchased shares from the market with details as follows:

1. Type of shares:	NHI common stock

2. Purchase period:	November 8, 2002 through November 26, 2002

3. Number of shares repurchased:	6,940,000 shares

4. Aggregate purchase amount:	JPY 9,054,390,793

5. Method of repurchase:	Purchase at Tokyo Stock Exchange

Reference:
Details of the stock repurchase program authorized at the 98th Annual General Meeting of Shareholders held on June 26, 2002

1. Type of shares:	NHI common stock

2. Total number of shares authorized for repurchase:	Up to 100,000,000 shares

3. Total value of shares authorized for repurchase:	Up to ¥250 billion

Number of stocks repurchased up to November 26, 2002

1. Aggregate number of shares repurchased	6,940,000 shares

2. Aggregate value of shares repurchased	JPY 9,054,390,793

For further information:
Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.